Vf 3-13-02

AB

02019589

TATES
ANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

RECEIVED MAR 0 5 2002 SEC MAIL PROCESSING WASH, D.C. SECTION 354

SEC FILE NUMBER
8-17089

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W. T. CABE + Co. INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PO Box 5498 ROCKFELLER CENTER
(No. and Street)

NEW YORK NY 10135
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PERRY COLLETTI CPA 516 843 0219
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERRY COLLETTI CPA
(Name — if individual, state last, first, middle name)

17 CONKLIN ST FARMINGDALE NY 11735
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARBARA ABER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. T CABE + CO. INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Barbara Aber
Signature

Pres
Title

P. Colletti
Notary Public

PERRY COLLETTI
NOTARY PUBLIC, State of New York
No. 30-4634319
Qualified in Nassau County
Commission Expires 10/31/02

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- ✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. T. CABE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2001

PERRY COLLETTI

Certified Public Accountants

17 Conklin Street

Farmingdale, New York 11735

(516) 843-0219 fax (516) 249-2761

February 12, 2002

To the Board of Directors
W. T. Cabe & Co., Inc.

Gentlemen:

I have audited the accompanying statement of financial condition of W. T. Cabe & Co., Inc. as of December 31, 2001 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statenents are free of material misstatements An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of W. T. Cabe & Co., Inc. as of December 31, 2001 and results of operations and changes in cash flows for the year ended December 31, 2001, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Sincerely,

P. Colletti CPA

Perry Colletti
Certified Public Accountant

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
CASH	59,635
SECURITIES AT MARKET VALUE	73,967
TOTAL CURRENT ASSETS	133,602
TOTAL ASSETS	133,602

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
ACCRUED EXPENSES & PAYABLES	30,936
SUBORDINATED NOTE PAYABLE - OFFICER	25,000
TOTAL CURRENT LIABILITIES	55,936
STOCKHOLDER'S EQUITY	
COMMON STOCK, $.01 PAR VALUE, AUTHORIZED 1,000,000 SHARES; ISSUED 323,700 SHARES	3,237
PREFERRED STOCK, $10 PAR VALUE, AUTHORIZED 250,000 SHARES; ISSUED 20,700 SHARES	207,000
CAPITAL CONTRIBUTED IN EXCESS OF PAR	64,797
RETAINED EARNINGS	(193,766)
TOTAL	81,268
LESS: TREASURY STOCK	3,602
TOTAL STOCKHOLDERS EQUITY	77,666
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	133,602

W. T. CABE & CO., INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2001

INCOME	
NET REVENUES	4,140
GAIN (LOSS) ON INVESTMENT HOLDINGS	(6,798)
	(2,658)
OPERATING EXPENSES	
INTEREST	2,500
OTHER EXPENSES	2,337
TOTAL OPERATING EXPENSES	4,837
INCOME BEFORE INCOME TAXES	(7,495)
PROVISION FOR TAXES	481
NET INCOME	(7,976)
RETAINED EARNINGS BEGINNING	(185,790)
RETAINED EARNINGS END	(193,766)

W. T. CABE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	TOTAL	COMMON STOCK	PREFERRED STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
STOCKHOLDERS' EQUITY JANUARY 1, 2001	85,642	3,237	207,000	64,797	(185,790)	(3,602)
NET INCOME (LOSS)	(7,976)				(7,976)	
OTHER ADDITIONS	0	0	0	0	0	0
STOCKHOLDERS' EQUITY DECEMBER 31, 2001	77,666	3,237	207,000	64,797	(193,766)	(3,602)

W. T. CABE & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	(7,976)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATIONS	
SECURITIES AT MARKET VALUE (DECREASE)	(7,873)
ACCRUED EXPENSES (INCREASE)	(2,356)
TOTAL CURRENT ASSETS	(10,229)
NET CASH PROVIDED FROM OPERATIONS	2,253
CASH FLOWS FROM INVESTING ACTIVITIES:	
INCREASE (DECREASE) IN CASH	
SUBORDINATED NOTE PAYABLE - OFFICER	(25,000)
SUBORDINATED NOTE PAYABLE - OFFICER RENEWED	25,000
NET CASH FLOWS FROM INVESTING ACTIVITIES	0
NET DECREASE IN CASH	2,253
CASH JANUARY 1, 2001	57,382
CASH DECEMBER 31, 2001	59,635

W. T. CABE & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. <u>Nature of Business</u>

The principal business activity of W. T. Cabe & Co., Inc. is to act as a retailer of corporate securities. Revenues are derived from commissions, trading fees, interest, and dividends.

2. <u>Significant Accounting Policies</u>

Securities transactions and related trading gains or losses and commissions payable are recorded on a trade date basis.

Furniture, fixtures and equipment are recorded at cost. Expenditures for repairs and maintenance are charged to income and expenditures for additions are capitalized. Depreciation is provided over the estimated useful lives of the assets using accelerated methods. The Company moved its main office from New York to Connecticut in 1989.

3. <u>Subordinated Note Payable, Officer</u>

An officer of the Company holds a subordinated demand note which was entered into on November 29, 1988 and matured on November 29, 1989. The obligation to pay the principal amount of $25,000 plus interest at the rate of 9.25% per annum are subordinated to the claims of all present and future creditors of the Company. The note was renewed for $25,000 on November 29, 1989, November 29, 1990, November 29, 1991, November 29, 1992, November 29, 1993, November 29, 1994, November 29, 1995, November 29, 1996, November 29, 1997, November 29, 1998, November 29, 1999, November 29, 2000 and November 29, 2001 for one year.

4. <u>Income Taxes</u>

For tax purposes the Company has a federal net operating loss carryforward of approximately $288,000. New York State and New York City Corporate Franchise taxes were computed using the fixed dollar minimum tax.

5. <u>Net Capital Requirements</u>

The company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1. The net capital and aggregate indebtedness change from day to day, but as of December 31, 2001 the Company had net capital of $89,402 which exceeded the requirement of $5,000 by $84,402.

W. T. CABE & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1
YEAR ENDED DECEMBER 31, 2001

CREDITS		
SHAREHOLDERS' EQUITY		77,666
SUBORDINATED NOTE PAYABLE - OFFICER		25,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		102,666
HAIRCUTS ON SECURITY POSITIONS		13,264
NET CAPITAL		89,402
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		84,402
AGGREGATE INDEBTEDNESS:		
ACCOUNTS PAYABLE	936	
INTEREST PAYABLE	30,000	
TOTAL	30,936	
	x.0667	
MINIUM		2,064

A1 RATIO	30,936 / 89,402	=	0.35
DEBT RATIO	25,000 / 102,666	=	0.24

THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE ABOVE COMPUTATION AND THE COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5 11A FILING.